Exhibit 99.1

Dragon Victory International Limited Announces Commencement of Trading on
The NASDAQ Capital Market as “LYL”

HANGZHOU, China, October 19, 2017 -- Dragon Victory International Limited (“LYL,” “Dragon Victory” or the “Company”), a company that offers reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, today announced that its ordinary shares will commence trading on The NASDAQ Capital Market on October 20, 2017 under the ticker symbol “LYL.” To celebrate Dragon Victory’s senior exchange listing, the Company plans to participate in a Market Bell Ceremony at the NASDAQ MarketSite at Times Square in New York City on a date to be determined.

“Listing on The NASDAQ Capital Market is a significant milestone for our Company and our shareholders, as well as our clients,” stated Mr. Yu Han, Chairman and Chief Executive Officer of Dragon Victory. “We have accomplished a great deal to qualify for this prestigious opportunity to trade on NASDAQ, and it allows more investors to consider holding LYL shares in their portfolios. We believe listing on NASDAQ will improve the Company’s brand awareness, increase transparency through our regulatory disclosures, and ultimately position Dragon Victory for long-term, profitable growth."

Dan McClory, Head of China and Equity Capital Markets at Boustead Securities, LLC, LYL’s Lead Underwriter, stated “Congratulations to Chairman Han and his team for successfully completing their IPO. Trading on NASDAQ gives Dragon Victory International Limited access to global capital and a diversified investor base. We look forward to seeing LYL’s ongoing trading on NASDAQ,” McClory concluded.

On September 15, 2017, LYL announced the closing of its initial public offering (“IPO”) of 1,421,394 ordinary shares at a price to the public of $6.00 per share for a total of $8,528,363 in gross proceeds before expenses, underwriting discount and commissions.

The registration statement relating to the securities being sold in the offering was declared effective by the Securities and Exchange Commission on July 28, 2017. The offering was made only by means of a prospectus. Copies of the final prospectus relating to this offering may be obtained from: Boustead Securities, LLC, Attention: Equity Capital Markets, 6 Venture, Suite 325, Irvine, CA 92618 USA, offerings@boustead1828.com, or by telephone at +1 949 502 4409.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under securities laws of any such state or jurisdiction.

Boustead Securities, LLC served as the lead underwriter for the IPO, and Network 1 Financial Securities, Inc. was co-underwriter. Hunter Taubman Fischer & Li LLC acted as counsel to the Company, Ogier acted as Cayman Islands legal counsel to the Company, and Mei & Mark LLP acted as counsel to the underwriters for the IPO.

For further information on the Company's SEC filings please visit: www.sec.gov.

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast growing reward-based crowdfunding platform. The online reward-based crowdfunding platform, 5etou, at www.5etou.cn and designed to enable small and medium sized companies, start-up companies and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs utilizing our crowdfunding platform. More information is available at www.dvintinc.com.

About Boustead Securities, LLC

Boustead Securities, LLC ("Boustead") is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead's core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead's team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, visit http://www.boustead1828.com/

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:
Fred Gu, Chief Financial Officer
Email: gxh@dvintinc.com

Investor Contact:
Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333

Boustead Securities, LLC Contact
Dan McClory, Head of Equity Capital Markets and China
Email: dan@boustead1828.com
Phone: +1-949-502-4408